Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

May 4, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    H. Roger Schwall, Assistant Director
Ethan Horowitz, Accounting Branch Chief
Sandra Eisen, Staff Accountant
Lisa Krestynick, Staff Attorney

Re:	Vanguard Natural Resources, LLC Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 8, 2016
File No. 1-33756
Dear Mr. Schwall:
Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”, “Vanguard”, “We”, “Us” or “Our”), acknowledges receipt of the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated April 22, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or tell the Staff by that time when we will provide our responses.
As discussed with Ms. Krestynick by telephone conversation with our counsel on May 4, 2016, this correspondence confirms our request for an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to preparing our responses to the comments contained therein. We expect to provide our responses to the Comment Letter no later than May 31, 2016.
Please direct any questions or comments you have regarding this request to the undersigned by phone at (832) 327-2259 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.
Thank you for your consideration.
Very truly yours,

By:	/s/ Scott W. Smith
Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC

U.S. Securities and Exchange Commission
May 4, 2016

cc: Douglas V. Getten, Partner, Paul Hastings LLP
Ross Pilcik, Partner, BDO USA, LLP